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                                                               EXHIBIT (A)(5)(C)

               IN THE COURT OF CHANCERY OF TBE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

ROBERT L. KOHLS and LOUISE A.    )
KOHLS,                           )
                                 )
          Plaintiffs,            )
                                 )
      v.                         )  Civil Action No. 17763-NC
                                 )
KENETECH CORPORATION and         )
MARK D. LERDAL, ANGUS M.         )
DUTHIE, GERALD R. ALDERSON and   )
CHARLES CHRISTENSON,             )
                                 )
          Defendants.            )

                            FIRST AMENDED COMPLAINT
                            -----------------------

     Plaintiffs, Robert L. Kohls and Louise A. Kohls (collectively "Plaintiffs"), by and through their attorneys, allege as follows:


                             NATURE OF THE ACTION
                             --------------------

     1. KENETECH Corporation ("KENETECH") or the "Corporation") is a corporation organized and existing under the laws of the State of Delaware. KENETECH was formed as a holding company whose businesses historically consisted of developing turbines and plants for wind-powered electricity generation and later developing independent thermal power projects, among other businesses.

     2. In 1994, KENETECH received approximately $100 million upon the sale of 102,492 shares of preferred stock known as Preferred Redeemable Increased Dividend Equity Securities ("PRIDES"). KENETECH issued the PRIDES primarily to fund the growth of its wind-power business and as a way of obtaining capital that would
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appear on its balance sheet as equity rather than debt.  The PRIDES have the key characteristics of preferred stock, including a fixed rate of return and the right to receive repayment of principal ahead of the common stock holders under certain conditions.

     3. Among the conditions that required KENETECH to repay the principal invested through the PRIDES was the winding up of KENETECH as a business. If such a winding up occurred, it was only that the value of the KENETECH common stock would have necessarily declined to a level that would make the right of the PRIDES to convert to common stock worth substantially less than the principal amount invested in the PRIDES. Accordingly, because the PRIDES were to have a priority over the common stock, the Certificate of Designations, Preferences, Rights and Limitations (the "Certificate of Designations") for the PRIDES contemplated that holders of the PRIDES would be repaid their principal investment and accrued dividends if prior to the PRIDES conversion to KENETECH common stock KENETECH went out of business.

     4. In 1995, KENETECH began to encounter serious financial problems. As a result, the KENETECH Board of Directors eventually determined to sell off all of KENETECH's assets in an effort to generate sufficient cash to pay its creditors. The process KENETECH then began constituted a winding up within the meaning of the Certificate of Designations. Notwithstanding the foregoing, KENETECH failed to pay the holders of the PRIDES the amounts due them under the Certificate of Designations under those circumstances.

     5. Further, the Director Defendants from May, 1996 to May 14, 1998, constituted the Board of Directors of KENETECH. As KENETECH was then in the vicinity of insolvency, the Director Defendants had a fiduciary duty to its creditors and

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that duty extended to the holders of PRIDES. The Director Defendants breached their fiduciary duty to the PRIDES by failing to protect the PRIDES holders prior to May 14, 1998 from the adverse affects of their involuntary conversion into common stock, by taking steps such as redeeming the PRIDES at their redemption terms under the Certificate of Designations.

                                  THE PARTIES
                                  -----------

     6. Plaintiffs, Robert L. Kohls and Louise A. Kohls are, and at all times relevant to the actions complained of here, stockholders of KENETECH, and holders of PRIDES prior to the purported conversion on May 14, 1998.

     7. Defendant, Mark D. Lerdal ("Lerdal") is, and at all times relevant hereto was, the President, Chief Executive Officer and a member of the Board of Directors of KENETECH. By virtue of his beneficial ownership of approximately 33% of KENETECH after December 29, 1997, Lerdal dominated and controlled its Board of Directors.

     8. Defendant Angus M. Duthie was a director of KENETECH when its board of directors breached its fiduciary duty to the Class.

     9. Defendant Gerald R. Alderson was a director of KENETECH when its board of directors breached its fiduciary duty to the Class.

     10. Defendant Charles Christenson was a director of KENETECH when its board of directors breached its fiduciary duty to the Class. (Defendants Lerdal, Duthie, Alderson and Christenson are collectively referred to as the "Director Defendants".)

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                           CLASS ACTION ALLEGATIONS
                           ------------------------

     11. The Kohls bring this action pursuant to Rule 23 of the Rules of the Court of Chancery on behalf of themselves and all other persons who owned PRIDES as of May 13, 1998 (the "Class").

     12. This action is properly maintainable as a class action. The Class is so numerous that joinder of all members is impractical. As of May 13,1998, the PRIDES were held by individuals and entities too numerous to bring separate actions. The owners of the PRIDES were geographically disbursed throughout the United States.

     13. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include the following:

          a) whether KENETECH was engaged in a "winding up" within the meaning of the KENETECH Certificate of Designations prior to the conversion of the PRIDES to common stock of KENETECH; and

          b) whether the Director Defendants had the duty to take appropriate action to protect the interest of the PRIDES in their right to be repaid their principal investment prior to the involuntary conversion of the PRIDES into common stock.

     14. The Kohls are committed to prosecuting this action, and have retained competent counsel experienced in litigation of this nature. The Kohls' claims are typical of the claims of the other members of the Class. Accordingly, the Kohls are

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adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

     15. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole. Prosecution of separate actions would create the risk of inconsistent or varying adjudications which would establish incomparable standards for conduct of the defendants, or adjudications which would as a practical matter be dispositive of the interests of the other members of the Class.

                              FACTUAL BACKGROUND
                              ------------------

     16. Historically, KENETECH's major business line was developing turbines and plants for wind-powered electricity generation. KENETECH operated its wind-power operations through a subsidiary known as KENETECH Wind Power, Inc. ("KWI"), and later formed other subsidiaries to diversify into related power generation businesses. These other businesses included a construction company, CNF, which provided construction services for KENETECH's subsidiaries, including KWI and KENETECH Energy Systems ("KES"). By the mid-1990's, KES' largest project was a joint venture with the Enron Corporation to build a 540 MW electricity co-generation facility, liquified natural gas terminal and sea-water desalinization plant near Penuelas, Puerto Rico, a project known as "EcoElectrica", at a cost of approximately $670 million. From the outset, KENETECH envisioned that the KES 50% interest in the EcoElectrica project would be sold once the plant was up and running.

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     17.  KENETECH's other subsidiaries included an energy conversion business through KENETECH Energy Management ("KEM"), and a waste wood collection and processing business through KENETECH Resource Recovery ("KRR").

     18. In May and June, 1994, KENETECH sold 102,492 shares of PRIDES. Under the KENETECH Certificate of Designations, the PRIDES were convertible at the option of a holder within three (3) years and were mandatorily converted on May 14, 1998 according to a prescribed formula into common shares four (4) years after issuance.

     19. KENETECH's Certificate of Designations provided that with respect to the PRIDES:

     In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the corporation ... the holders of [PRIDES] are entitled to receive the sum of $1,012.50 per share, plus an amount equal to any accrued and unpaid Preferred Dividends thereon, out of the assets of the corporation available for distribution to stockholders, before any distribution of assets is made to holders of junior stock.

     20. At all times relevant hereto, the only KENETECH "junior stock" was its common stock.

     21. The use of the words "or winding up" in the KENETECH Certificate of Designations provision providing for a return of principal on the PRIDES upon "any voluntary or involuntary liquidation, dissolution, or winding up"
                                                        -------------
necessarily contemplated such a principal repayment if prior to May 14,1998 KENETECH engaged in "a winding up" but had not been liquidated or dissolved by that date. Further, while the KENETECH Certificate of Designations also provided that a sale of all of its assets

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did not constitute a "winding up", the phrase "winding up" did encompass the process whereby KENETECH would sell its assets for the purpose of paying off its debts and otherwise ceasing business.

     22. Within a year of the issuance of the PRIDES, KENETECH suffered unforeseen setbacks. In 1995, KWI lost $1 billion in expected wind-power projects. KENETECH also began receiving customer complaints about a wind turbine it produced and installed through KWI.

     23. On January 6, 1996, the KENETECH Board of Directors met and discussed its financial problems and adopted a resolution ordering management to take all necessary steps to sell off KES and all of KENETECH's non-wind power operations, including CNF and it 50% interest in EcoElectrica. It was then the Board's intent to save KENETECH's core business in the wind-power business in KWI.
Later that same month, KENETECH suspended payment of the PRIDES' quarterly dividend.

     24. It soon became apparent that the design defects in the wind turbines could not be fixed and that KWI could not be saved as an operating business. On May 8, 1996, the KENETECH Board approved KWI filing for bankruptcy. KWI ceased to exist as a revenue-producing entity.

     25. As a result of its financial difficulties, in June, 1996, KENETECH defaulted on approximately $99 million worth of 12-3/4% Senior Secured Notes (the "Senior Notes"). The holders of the Senior Notes formed an informal committee and KENETECH agreed to pay for an investment bank and law firm to advise that committee. Thereafter, KENETECH agreed with the Senior Notes holder committee that if the Senior Notes holders did not force KENETECH into an involuntary bankruptcy, KENETECH

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would continue its best efforts to obtain the highest price possible from the sale of EcoElectrica and utilize the proceeds from that sale to pay the Senior Notes.

     26. During the last half of 1996, Lerdal advised a representative of the Note Holders Committee that "We are going out of business." At about the same time, Lerdal stated that KENETECH was winding down. On numerous occasions, both prior to and after the May 14, 1998 mandatory conversion date, Lerdal advised that the company was going out of business and would be liquidated but that certain potential tax issues needed to be resolved. Lerdal also indicated several times that he was seeking other employment, including using words such as "I'm anxious to move on" and "I can't believe I'm still here."

     27. In the last half of 1996, KENETECH moved forward with its sale of assets. It sold a subsidiary that owned 25% of a steam heating facility in Connecticut, the development rights to a windplant in Spain, an equity stake in another Spanish windplant, and its equity stake in a California cogeneration plant. In September, 1996, the Board of Directors began to consider "endgame" strategies for KENETECH. At the October 24, 1996 Board meeting, the Board reaffirmed its strategy of selling all of KENETECH's remaining businesses, including its largest remaining asset, its 50% interest in EcoElectrica. Further, by 1997, KENETECH had fired almost all of its workers and had dropped pursuit of all new business ventures. Thereafter, KENETECH's sole business operation consisted of its efforts to complete the sale of EcoElectrica.

     28. The October 24, 1996 meeting also was significant because the Board reviewed the liquidation analysis of KENETECH which assumed a sale of its 50%

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interest in EcoElectrica for $126 to $146 million and concluded that no funds would be available for equity holders after paying off debt. Significantly, at that meeting, the Board authorized management to propose a sale of KENETECH's 50% interest in EcoElectrica to an interested bidder for $152 million.

     29. By mid-1997, KENETECH had sold most of its assets, fired almost all of its employees, prepaid the Corporation's severance obligations to the Corporation's CEO and CFO, and dropped the pursuit of all new business ventures. Thereafter, KENETECH's principal activity consisted of its efforts to complete the development and sale of EcoElectrica.

     30. KENETECH's report on Form 10Q from the first quarter of 1997 stated that it might not continue as a going concern and that it had to consider a bankruptcy filing. Thus, KENETECH was either insolvent or on the verge of insolvency.

     31. In the summer of 1997, another liquidation analysis was presented to the KENETECH Board which showed that, in the event of a liquidation under certain assumptions, little net cash would be available to the stockholders, indicating that KENETECH remained in the vicinity of insolvency.

     32. In October of 1997, a former KENETECH director associated with KENETECH's largest shareholder, the Hillman Co., approached defendant Lerdal about liquidating its KENETECH holdings, which consisted of approximately 13 million shares of KENETECH common stock, representing about 33% of the outstanding shares. Thereafter, Lerdal purchased the 13 million shares of KENETECH common stock for a total consideration of $1,000. Lerdal claimed that he considered whether KENETECH might want to purchase this block of 13 million shares but did not offer those shares to

                                       9
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KENETECH because he believed the terms of the Senior Notes prohibited any purchase of common stock and because the PRIDES Certificate of Designations prohibited any payment to junior stock when the PRIDES' dividend had not been paid. These reasons were subterfuges because:

          a) the Senior Notes holders would not have objected to the expenditure of $1,000 by KENETECH, and such an expenditure would not have been a violation of the terms of the Senior Notes sufficient to permit the Senior Notes holders to exercise any rights that they did not already have by virtue of KENETECH's failure to pay the Senior Notes in a timely fashion; and,

          b) Lerdal knew that the PRIDES, as a contingent defensive measure, would have favored KENETECH purchasing the Stock, had KENETECH disclosed to them that the Company intended to involuntarily convert the PRIDES into common stock in less than five months, rather than meet its obligations to the PRIDES under the Certificate of Designations, consistent with the winding up that was then underway.

     33. As a result of his purchase of approximately 13 million shares of KENETECH common stock, Lerdal's self-interests became directly contrary to the interests of the PRIDES. At the end of 1997, when Lerdal purchased the KENETECH common stock, KENETECH although then still solvent was on the verge of insolvency. While the fair market value of KENETECH's assets was greater than the amount of its liabilities, its net worth was not sufficient to pay the PRIDES all the amounts due the

                                      10
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PRIDES holders upon a winding up of KENETECH. Moreover, if the PRIDES were paid the amounts available upon such a winding up, then would be no assets remaining for the KENETECH common stockholders, of which Lerdal was the largest.

     34. By early 1998, it was apparent to the Director Defendants that KENETECH would be able to sell its interest in EcoElectrica for an amount greater than that owed to the Senior Notes. For example, KENETECH had borrowed $30 million in August 1996 to do work on EcoElectrica and that borrowing would not have been permitted by the Senior Note holders unless it contributed to the value of the EcoElectrica project. In June, 1997, KENETECH had secured the fuel supply contract needed to operate EcoElectrica. Most significantly, by the end of October, 1997, the construction loan documents were substantially complete and by December 1997, the EcoElectrica project was able to close a $670 million construction loan. The KENETECH directors and creditors understood that the securing of this construction loan materially enhanced the value of EcoElectrica because it insured that the project would be sold for much more than a project that was not yet under construction. At that point, KENETECH had completed all of the activity that it had contemplated would increase the value of EcoElectrica.

     35. By February, 1998, KENETECH had secured the services of Fieldstone Private Capital Group to sell its interest in EcoElectrica. At that point, KENETECH had no other significant assets, no employees whose jobs included finding and operating any business for KENETECH and no plans to find or operate any business. Thus, the February, 1998 effort to sell EcoElectrica in its then-current condition indicated that the winding up of KENETECH was substantially complete.

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     36.  On May 14, 1998, KENETECH purported to mandatorily convert the PRIDES into KENETECH common stock, at the rate of one share of PRIDES for 50 shares of common stock.

     37. In July, 1998, KENETECH received an offer to purchase its interests in EcoElectrica for an amount in excess of $237 million. KENETECH accepted that offer and sold its interest In EcoElectrica eventually for $252 million. The cash thus provided was used then to pay off the principal and accrued interest of the Senior Notes in an amount totaling $145.5 million on December 23, 1998.

     38. In February or early March of 1999, defendant Lerdal stated that the company had resolved its tax issues with the IRS and that Lerdal was ready to liquidate the company.

     39. KENETECH reported on Form 10Q a deficiency in its stockholder equity of $138.6 million as of March 31, 1998. However, after adjusting for (i) the accrued PRIDES dividend of $20.3 million, (ii) the difference between the $20.7 million book value of EcoElectrica and the $252 million EcoElectrica would sell for a few months later, and (iii) the $34.3 million of expenses of selling EcoElectrica, pro forma shareholders equity on March 31,1998 would have been about $79 million, even after providing for the Senior Notes which were then owed about $135 million (including accrued interest at May 14, 1998).

     40. Whatever the ultimate net equity value of KENETECH would turn out to be (KENETECH reported shareholders equity of $28.8 million as of September 30, 1999 after paying the accrued PRIDES dividend of $21.4 million in April 1999), it was clear in the spring of 1998 that there was no value available to be shared with the

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common equity if KENETECH was to fulfill its obligations to the holders of the
PRIDES.

                             FIRST CAUSE OF ACTION
                             ---------------------

                             (Breach of Contract)

     41. The allegations of paragraphs 1 through 40 are incorporated herein by reference.

     42. Prior to May 14,1998, KENETECH engaged in a winding up within the meaning of that term in the KENETECH Certificate of Designations. As a result, each holder of a share of PRIDES was entitled to payment of $1,012.50 per share, plus accrued dividends.

     43. KENETECH has refused to pay the amounts due the PRIDES holders, except for accrued dividends. As a result, KENETECH breached its contract with the PRIDES holders who have been damaged in the amount of approximately $103.4 million.

                             SECOND CAUSE OF ACTION
                             ----------------------

                           (Breach of Fiduciary Duty)

     44. The allegations of paragraphs 1-43 above are incorporated herein by reference.

     45. By at least October 24,1996, the Director Defendants had a fiduciary duty to protect the interests of the holders of PRIDES because KENETECH was in the vicinity of insolvency. Under the circumstances then existing, that fiduciary duty required the Director Defendants to take into account the interests of the PRIDES.

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     46.  If KENETECH had liquidated prior to May 14, 1998, the PRIDES would have been entitled to receive up to approximately $125 million. The KENETECH common stock would have received nothing as the asset value of KENETECH at that time was approximately the $252 million EcoElectrica would sell for a few months later and the Senior Notes were then owed about $135 million. Conversely, after the May 14, 1998 PRIDES conversion, the PRIDES became 5 million share of common stock or about 12% of the common stock outstanding, which 12% had a pro forma net book value of approximately $7 million (after allowing for PRIDES dividends). It was apparent to the Director Defendants that if they did not act to protect the PRIDES before its involuntary conversion that the PRIDES would lose value and the common stock would benefit by that failure to act.

     47. The Director Defendants' fiduciary duty obligated them to act in the best interests of the PRIDES and not in their own self-interest. They failed to do so. In each instance, the Director Defendants, self-interest caused them to favor the common stock at the expense of the PRIDES because they each owned substantial amounts of common stock and no PRIDES, as follows:

          Lerdal          12,865,458 common stock beneficially owned
          Alderson             7,000 common stock beneficially owned
          Duthie             159,720 common stock beneficially owned
          Christenson         67,000 common stock beneficially owned

     48. The Director Defendants denied the holders of the PRIDES the protections afforded the PRIDES by the Certificate of Designations and Delaware law. This failure by the Director Defendants constituted a denial of their fiduciary duties. For

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example, in 1997 and 1998, the Director Defendants failed to hold a KENETECH stockholders' meeting after it ceased to pay dividends to the PRIDES holders where the PRIDES holders would have been entitled to elect two members of the KENETECH Board of Directors. Prior to a suit being filed against KENETECH in 1998, the Director Defendants failed to obtain any legal, financial or accounting advice with respect to their duties to the PRIDES holders.

     49. The Director Defendants failed to act in good faith to protect the interests of the PRIDES and to deal fairly with the PRIDES and this failure constituted a breach of Defendants' fiduciary duty to the PRIDES, including a breach of their duty of loyalty.

     WHEREFORE, the Kohls pray that the Court:

     1.  Certify this action as a class action;

     2. Declare that the holders of the PRIDES are entitled to be paid up to $1.012.50 per share of PRIDES;

     3. In the alternative, enter a judgment that the Director Defendants are liable to the holders of the PRIDES as a result of the breach of their fiduciary duty for the amounts that would have otherwise been attributed to the PRIDES, up to $1,012.50 per share;

     4. Award the Kohls the cost and expense of this action, including but not limited to attorneys fees and expert fees; and,

     5.  Grant such other and further relief as the Court deems just and

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proper under the circumstances.



                              MORRIS, JAMES, HITCHENS &
                              WILLIAMS LLP

                              /s/ Stephanie M. Tarabicos
                              --------------------------
                              Edward M. McNally (#614)
                              Stephanie M. Tarabicos (#3442)
                              222 Delaware Avenue - 10th Fl.
                              P.O. Box 2306
                              Wilmington, DE  1999
                              302/888-6800
                              Attorneys for Plaintiffs

DATE:  February 23, 2000


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